FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                      For the month of January 2006 No. 4

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On January 10, 2006, the Registrant issued reminder for the exercising of its rights. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.



Date: January 10, 2006                               By: /S/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

                   TOWER SEMICONDUCTOR ISSUES REMINDER FOR THE
                            EXERCISING OF ITS RIGHTS

MIGDAL HAEMEK, Israel, January 10, 2006 - Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, today issued a reminder to holders of rights to purchase its Convertible Debentures due 2012, that the rights may be exercised until January 12, 2006 at 5:00 p.m. New York City time (midnight Israel time). However, rights holders that received their rights through a broker, dealer, custodian bank or other nominee (including a member of the Tel Aviv Stock Exchange) or that purchased their rights on the Tel Aviv Stock Exchange or on the Nasdaq Capital Market must ensure that their notice of exercise and the subscription payment is received by such earlier time as determined by their broker, dealer, custodian bank or other nominee (including a member of the Tel Aviv Stock Exchange).

Under the Tel Aviv Stock Exchange rules, Tel Aviv Stock Exchange members must submit to the Tel Aviv Stock Exchange Clearing House a written rights exercise (subscription) notice on behalf of all their clients wishing to exercise rights by no later than 9:00 a.m. Israel time (2:00 a.m., New York City time) on January 12, 2006.

All unexercised rights will expire at 5:00 p.m. New York City time (midnight Israel time) on January 12, 2006.

The terms of the rights distribution and convertible debentures are described in the prospectus included in the registration statement filed in connection with the distribution of the rights. Copies of the prospectus can be obtained from the US Securities and Exchange Commission's EDGAR website at www.sec.gov, from the Israel Securities Authority's Magna website at www.magna.isa.gov.il or from Tower's website at www.towersemi.com.


ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies.



CONTACT:

     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com

           or

     Pacifico Inc.
     PR Agency Contact
     Mary Curtis, +1 408 293 8600
     mcurtis@pacifico.com